Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Prospectus, dated December 31, 2024, and included in this Registration Statement on Form N-2 of Oaktree Strategic Credit Fund (the “Registration Statement”).

We also consent to the use of our report dated December 18, 2024, with respect to the consolidated financial statements of Oaktree Strategic Credit Fund as of September 30, 2024 and 2023, and for each of the two years in the period ended September 30, 2024, and for the period from December 10, 2021 (commencement of operations) to September 30, 2022, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, CA

December 31, 2024